December 20, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Martin James, Senior Assistant Chief Accountant

Re:	MiMedx Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 8, 2016
File No. 001-35887

Dear Mr. James:
This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 6, 2016 (the “Comment Letter”) with respect to the above-referenced periodic reports filed by MiMedx Group, Inc. (“we,” “us,” “our” or the “Company”).
For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 8. Financial Statements
Report of Independent Registered Public Accounting Firm, page 44

1.
We note your response to comment 2. Please amend the filing to include an attestation report from your registered public accountant that opines on your internal control over financial reporting as of December 31, 2015 as required by Item 308(b) of Regulation S-K. Refer to Rules 100 and 101 of Regulation S-T.

Response:
We acknowledge the Staff’s comment and, as mentioned on our telephone call with the Staff on December 13, 2016, we do not believe that an amendment to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 is necessary or required. In the overall context of the filing, we believe that a reasonable investor would understand that an audit of our internal controls has been performed as of

December 31, 2015 and that Cherry Bekaert LLP has issued an unqualified opinion as to the effectiveness of such internal controls as of December 31, 2015.
As previously noted:

•	The attestation report dated February 29, 2016 from Cherry Bekaert LLP, our registered public accountants, was included in the Form 10-K for the year ended December 31, 2015.

•	The opening sentence of the attestation report itself refers to Cherry Bekaert’s audit of our internal controls as of December 31, 2015.

•	The attestation report also refers to Cherry Bekaert’s audit and unqualified opinion regarding the Company’s December 31, 2015 financial statements.

•
Cherry Bekaert’s audit report immediately preceding the attestation report specifically states that they audited the Company’s internal controls and issued an unqualified opinion dated February 29, 2016.

In addition, Cherry Bekaert’s original, manually signed attestation report of internal controls dated February 29, 2016 that was provided to the Company’s Audit Committee in February 2016 properly references the December 31, 2015 date. A copy of the original attestation report is attached to this letter as Exhibit A. Once this correspondence is released for public viewing on EDGAR, the original attestation report with the correct date reference will be publicly available to investors.
We will also refer you to Item 9A of the Form 10-K which states the following: “Cherry Bekaert LLP, an independent registered accounting firm, as auditors of our financial statements have issued an attestation report on the effectiveness of the Company’s and its subsidiaries’ internal control over financial reporting as of December 31, 2015. Cherry Bekaert LLP's report is included in this report” (emphasis added).
An amendment to the Form 10-K would not provide an investor with any new or additional information regarding Cherry Bekaert’s unqualified opinion regarding the Company’s internal controls. In fact, we believe that an amended filing would more likely create confusion among our investors. While we acknowledge that an Explanatory Note may be included to indicate that the Form 10-K/A is being filed to correct a typographical error, we still believe this filing will be, at best, confusing and, at worst, misleading to our shareholder base and potentially disruptive to our investor relations. The medical device industry is a quickly evolving field and, as stated in our Risk Factors in our Form 10-K, our stock price, like many companies just coming out of the development stage, is highly volatile. Our investor base reacts quickly to market factors and new information that is provided by the Company. As discussed on our telephone call with the Staff, we have concerns about the impact that even minor confusion over an amended Form 10-K could have on our stock price.
In addition, we believe the fact that we are nearing the end of the current fiscal year and a new Annual Report on Form 10-K and attestation report for December 31, 2016 will be available in just a couple of months further highlights that an amended filing is unnecessary and potentially confusing.
Form 10-Q for the Quarterly Period Ended September 30, 2016
Item 1. Financial Statements
Note 4. Acquisition of Stability Inc., page 10

2.	We note your response to comment 5. When providing the proposed revised disclosures in future filings please also revise the paragraph preceding the table on page 11 to ensure that the statements made are consistent with your response and include a discussion of the marketability discount you recorded. Refer to ASC 805-30-50-1(b)(4).
Response:
In response to the Staff’s comment, in future filings the Company will ensure its disclosure is consistent with our previous response to the Staff’s comments, including revising the introductory paragraph and including the necessary discussion of the marketability discount.

3.
We note your response to comment 6. In future filings, when you are unable to provide disclosures required under ASC 805-10-50-2(h) because they are impracticable, please disclose that fact and explain why the disclosure is impracticable.

Response:
In response to the Staff’s comment, in future filings, when the Company is unable to provide disclosures required under ASC 805-10-50-2(h), the Company will disclose that fact and explain why the disclosure is impracticable.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Revenue, page 23

4.
We note your response to comment 11 and your expanded discussion of the primary drivers behind your increased revenues. However, comment 11 also asked that you quantify the amount that changes in your results of operations are attributable to price and volume or to the introduction of new products. Please revise applicable future filings to provide a narrative discussion of the extent to which material increases in your revenue are attributable to increases in prices or to increases in the volume of goods or services being sold or to the introduction of new products or services. See Regulation S-K Item 303(a)(3)(iii).

Response:
In response to the Staff’s comment, in future filings the Company will quantify the amount that changes in our results of operations are attributable to price and volume or to the introduction of new products and will provide a narrative discussion of the extent to which material increases in our revenue are attributable to increases in prices or to increases in the volume of goods or services being sold or to the introduction of new products or services.
* * *
If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at 770-651-9105.
Sincerely,

/s/ Michael J. Senken

Michael J. Senken
Chief Financial Officer

cc:    Alexandra O. Haden (MiMedx Group, Inc.)
David W. Ghegan (Troutman Sanders LLP)

Exhibit A

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of MiMedx Group, Inc.

We have audited MiMedx Group, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2015, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). MiMedx Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MiMedx Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MiMedx Group, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2015, and the related consolidated financial statement schedules as of December 31, 2015, 2014 and 2013, and our report dated February 29, 2016, expressed an unqualified opinion.

Cherry Bekaert LLP

Atlanta, Georgia
February 29, 2016